Exhibit 99.1

Evogene Reports Third Quarter 2018 Financial Results

Conference call and webcast, today at 9:00 am Eastern Time

Rehovot, Israel – November 14, 2018 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announced today its financial results for the third quarter ending September 30, 2018.

As outlined in the 2018 CEO letter to the shareholders, Evogene is in the process of implementing its new business strategy and supporting corporate structure, which is based on stand-alone companies, each focused on a distinct field, with access to Evogene's unique CPB (Computational Predictive Biology) platform for their field. This standalone structure is expected to accelerate commercialization efforts, making product development more efficient and reduce time to market. Today, Evogene’s subsidiaries and dedicated divisions are focused in the following distinct fields:  (i) Agriculture – Ag Chemicals, Ag-Biologicals and Seed Traits; (ii) Human Health – microbiome based human therapeutics; (iii) Industrial Applications – castor oil.

Each of these subsidiaries, with its own management and R&D team, has three main objectives:

(i) advance its product pipeline; (ii) establish its go-to-market strategy based on collaborations and/or direct sales; (iii) enhance the creation of its internal value and secure its own financial resources.

Evogene is rapidly advancing in the execution of its new strategy, the implementation of its new corporate structure and the achievement of the subsidiaries’ and divisions’ defined objectives; as is illustrated in the following highlights from the last quarter:

Agriculture:

-	The incorporation of Evogene's broad Ag-Chemicals division's activities to a stand-alone company is expected to be completed by year end.

-
A significant milestone was achieved in the Ag-Chemicals division’s next generation herbicide pipeline. Biological proof was demonstrated in lab assays of the binding of predicted molecule families to two novel target proteins, representing a new Mode-of-Action. These next generation herbicide candidates have the potential to overcome growing weed resistance with a high standard of safety as they address target proteins not present in humans.

Human Health:

-
Biomica recently announced the addition of internationally renowned experts in the fields of Gastroenterology and the Human Microbiome to its Scientific Advisory Board. This addition to Biomica’s scientific expertise will support the company’s upcoming steps towards its clinical development and is an important step in the creation of the required infrastructure for Biomica’s success as a stand-alone company.

Industrial Applications:

-
Evofuel is currently in a rebranding and renaming process to better reflect its new strategy. Evofuel has realigned its strategy in light of changes in the biofuel industry and initiated a change in its targeted market from the biofuel industry to the castor oil market for industrial uses and a change in business model – from generating revenues from seed sales, to mainly focus on partnering with castor oil producers on a revenue-sharing basis from oil and other final product sales.

-
Evofuel recently announced together with Fantini, an agricultural equipment manufacturer, a breakthrough in mechanical harvesting for castor bean. Mechanical harvesting is a major bottleneck in the conversion of castor bean to a fully modernized commercial crop and the combination of Fantini’s harvester with Evofuel proprietary seeds has demonstrated significant improvement in yield loss in field trials.

***

Ofer Haviv, Evogene's President and CEO, stated: “I am very happy with the progress achieved to date in the implementation of our overall strategy and we are expecting to complete the new corporate structure in the first half of 2019. As you recall the CPB platform is at the core of our activities and their main competitive advantage. During the third quarter of 2018 we completed the development of the PRISM platform, exclusively dedicated to our activities in Human Health. With these abilities in place, they are expected to greatly accelerate Biomica’s product pipeline.

“We look forward to sharing with you the progress in our diverse activities and expect the remainder of 2018 to be a further demonstration of the CPB platform's capabilities.” - Concluded Mr. Haviv.

Financial results for the period ending September 30, 2018:

Cash position:  As of September 30, 2018, the Company had approximately $58.2 million in cash, short-term bank deposits and marketable securities, representing a net cash usage of approximately $13.5 million for the first nine months of 2018 and approximately $4.0 for the third quarter of 2018. The Company does not have bank debts.

Evogene expects its cash burn rate for 2018 to increase to the range of $16-$17 million, from $14 - $16 million, assuming the company continues to operate according to the current course of business and assuming no significant change in the Dollar/ILS exchange rate. This increase is mainly due to a significant reduction of approximately $1 million in the company's forecast for its financing income for the year. Additional details are provided below in the review of the net financing expenses.

Revenues primarily consist of research and development payments, reflecting R&D cost reimbursement under our various collaboration agreements, as reflected in our cost of revenues. The majority of these agreements also provide for development milestone payments and royalties or other forms of revenue sharing from successfully developed products.

Gross profit for the first nine months of 2018 was approximately $0.3 million in comparison to approximately $0.4 million during the first nine months of 2017. Gross profit for the third quarter of 2018 was approximately $0.1 million in comparison to approximately $0.2 million reported for the third quarter of 2017.

R&D expenses for the first nine months of 2018 were approximately $10.8 million in comparison to approximately $12.3 million in the first nine months of 2017. R&D expenses for the third quarter of 2018 were approximately $3.9 million in comparison to approximately $4.3 million in the third quarter of 2017. R&D expenses decreased following operating efficiencies achieved as a result of the new corporate structure initiated at the beginning of 2018.

Operating loss for the first nine months of 2018 was approximately $14.7 million in comparison to approximately $15.9 million in the first nine months of 2017. Operating loss for the third quarter of 2018 was approximately $5.1 million in comparison to approximately $5.5 million in the third quarter in 2017. The decrease in operating loss was mainly due to the decrease in R&D expenses as described above and a decrease in G&A expenses, which was partially offset by an increase in the business development expenses.

The net financing expenses for the first nine months of 2018 were approximately $0.2 million in comparison to net financing income of approximately $1.3 million in the corresponding period in 2017. The net financing income for the third quarter of 2018 was approximately $0.3 million in comparison to net financing income of approximately $0.5 million in the comparable quarter in 2017. This decrease in the first nine months of 2018 is mainly due to re-evaluation of marketable securities following the increase in the US treasury bonds interest rate.

Loss for the first nine months of 2018 was approximately $15.0 million compared to a loss of approximately $14.6 million in the first nine months of 2017. Loss in the third quarter of 2018 decreased to approximately $4.8 million compared to approximately $5.0 million in the third quarter in 2017.

Conference Call & Webcast Details:

Evogene’s management will host a conference call to discuss the results at 09:00 AM Eastern time, 16:00 Israel time. To access the conference call, please dial 1-888-668-9141 toll free from the United States, or +972-3-918-0609 internationally. Access to the call will also be available via live webcast through the Company’s website at www.evogene.com.

A replay of the conference call will be available approximately three hours following the completion of the call. To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5901 internationally. The replay will be accessible through November 16, 2018, and an archive of the webcast will be available on the Company’s website through November 18, 2018.

About Evogene Ltd.:

Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique computational predictive biology (CPB) platform incorporating deep scientific understandings and advanced computational technologies.

Today, this platform is utilized by the Company to discover and develop innovative products in the following areas (via subsidiaries or divisions): ag-chemicals, ag-biologicals, seed traits, integrated castor oil ag-solutions and human microbiome based therapeutics. Each subsidiary or division establishes its product pipeline and go-to-market, as demonstrated in its collaborations with world-leading companies such as BASF, Corteva, Bayer and ICL. For more information, please visit www.evogene.com

Forward Looking Statements
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:
Nir Zalik
IR Director
IR@evogene.com
972-8-931-1900

US Investor Relations:
Vivian Cervantes
PCG Investor Relations
vivian@pcgadvisory.com
646-863-6274

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	As of September 30,	As of December 31,
	2018	2017
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$5,710	$3,435
Marketable securities	40,001	59,940
Short-term bank deposits	12,500	8,380
Trade receivables	236	132
Other receivables and prepaid expenses	1,566	904

	60,013	72,791
LONG-TERM ASSETS:
Long-term deposits	21	19
Property, plant and equipment, net	3,632	4,792

	3,653	4,811

	$63,666	$77,602

CURRENT LIABILITIES:
Trade payables	$784	$1,110
Other payables	2,652	2,934
Liabilities in respect of government grants	1,028	104
Deferred revenues and other advances	598	516

	5,062	4,664

LONG-TERM LIABILITIES:
Liabilities in respect of government grants	2,761	3,438
Deferred revenues and other advances	36	89
Severance pay liability, net	32	33

	2,829	3,560
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding – 25,754,297 and 25,750,547 shares at September 30, 2018 and December 31, 2017, respectively	142	142
Share premium and other capital reserve	187,349	186,268
Accumulated deficit	(131,989)	(117,032)

Equity attributable to equity holders of the Company	55,502	69,378

Non-Controlling interests	273	-

Total equity	55,775	69,378

	$63,666	$77,602

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited

Revenues	$1,112	$2,647	$367	$748	$3,381
Cost of revenues	825	2,211	276	546	2,845

Gross profit	287	436	91	202	536

Operating expenses:

Research and development, net	10,828	12,319	3,883	4,301	16,987
Business development	1,610	1,264	526	443	1,686
General and administrative	2,571	2,781	785	960	3,810

Total operating expenses	15,009	16,364	5,194	5,704	22,483

Operating loss	(14,722)	(15,928)	(5,103)	(5,502)	(21,947)

Financing income	1,196	1,769	328	563	2,125
Financing expenses	(1,423)	(444)	(35)	(85)	(1,005)

Loss before taxes on income	(14,949)	(14,603)	(4,810)	(5,024)	(20,827)
Taxes on income	34	11	18	-	11

Loss	$(14,983)	$(14,614)	$(4,828)	$(5,024)	$(20,838)

Attributable to:
Equity holders of the Company	(14,957)	(14,614)	(4,802)	(5,024)	(20,838)
Non-controlling interests	(26)	-	(26)	-	-

	$(14,983)	$(14,614)	$(4,828)	$(5,024)	$(20,838)

Basic and diluted loss per share, attributable to equity holders of the parent	$(0.58)	$(0.57)	$(0.19)	$(0.20)	$(0.81)

Weighted average number of shares used in computing basic and diluted loss per share	25,753,111	25,647,266	25,754,297	25,745,887	25,673,276

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
Cash flows from operating activities

Loss	$(14,983)	$(14,614)	$(4,828)	$(5,024)	$(20,838)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,507	1,624	506	533	2,145
Share-based compensation	1,371	1,648	650	682	2,244
Net financing expense (income)	150	(1,579)	(347)	(490)	(1,454)
Taxes on income	34	11	18	-	11

	3,062	1,704	827	725	2,946
Changes in asset and liability items:

Decrease (increase) in trade receivables	(104)	(799)	(107)	95	37
Decrease (increase) in other receivables	(621)	177	131	127	221
Increase in long-term deposits	(2)	(2)	-	(1)	(6)
Decrease in trade payables	(417)	(381)	(313)	(62)	(86)
Increase (decrease) in other payables	(294)	(122)	211	177	138
Increase (decrease) in deferred revenues and other advances	29	5	(227)	(1)	(500)

	(1,409)	(1,121)	(305)	335	(196)

Cash received (paid) during the period for:

Interest received	1,139	1,682	318	561	2,173
Taxes paid	(23)	(14)	(6)	(3)	(14)

Net cash used in operating activities	(12,214)	(12,363)	(3,994)	(3,406)	(15,929)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
Cash flows from investing activities

Purchase of property, plant and equipment	$(256)	$(442)	$(103)	$(157)	$(590)
Proceeds from sale of marketable securities	33,434	13,812	12,337	2,697	22,737
Purchase of marketable securities	(14,401)	(6,208)	(11,246)	(881)	(11,659)
Proceeds from (investment in) bank deposits, net	(4,120)	3,620	(6,000)	(1,500)	4,757

Net cash provided by (used in) investing activities	14,657	10,782	(5,012)	159	15,245

Cash flows from financing activities

Proceeds from exercise of options	9	682	-	12	683
Proceeds from government grants	221	266	68	-	339
Repayment of government grants	(65)	(208)	(21)	(64)	(208)

Net cash provided by (used in) financing activities	165	740	47	(52)	814

Exchange rate differences - cash and cash equivalent balances	(333)	62	(62)	(2)	69

Increase (decrease) in cash and cash equivalents	2,275	(779)	(9,021)	(3,301)	199

Cash and cash equivalents, beginning of the period	3,435	3,236	14,731	5,758	3,236

Cash and cash equivalents, end of the period	$5,710	$2,457	$5,710	$2,457	$3,435